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                       April 3, 2024

       Kevin P. McDonnell
       Chief Financial Officer
       AeroVironment, Inc.
       241 18th Street South, Suite 415
       Arlington, VA 22202

                                                        Re: AeroVironment, Inc.
                                                            Form 10-K for the
Fiscal Year Ended April 30, 2023
                                                            File No. 001-33261

       Dear Kevin P. McDonnell:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Manufacturing